LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:

LANTHONY@LEGALANDCOMPLIANCE.COM

February 12, 2007

VIA ELECTRONIC FILING

ON THE EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Yolanda Crittendon, Staff Accountant

RE:

Infe-Human Resources, Inc.

Form 8-K filed November 7, 2006

File No. 000-50374

Dear Ms. Crittendon:

We are electronically filing this transmittal letter.  We trust you shall deem the contents of this transmittal letter responsive to your comment number 4 in your letter dated November 14, 2006.

Our response below is numbered in accordance with you numbered comments:

4.

Attached hereto is the independent accountant’s schedule of adjustments to close the books for the quarter ended August 31, 2006 with explanations for the adjustments.

If you have any questions, please do not hesitate to contact the undersigned.

Legal & Compliance, LLC

By:___/s/Laura Anthony_______

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH